02018842

RECEIVED MAR 0 5 2002 340 WASH, D.C. SECTION

MB 3/31/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28991

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STARR SECURITIES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 BROAD STREET 38TH Floor
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN VEGH 212-422-7161
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERNATH + ROSENBERG P.C
(Name — *if individual, state last, first, middle name*)

1140 AVE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, MARTIN VEGH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STARR SECURITIES, INC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MORTON LEVENTHAL
Notary Public, State of New York
No. 2323470
Qualified in New York County
Commission Expires May 31, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1140 Avenue of the Americas
New York, NY 10036-5803
Tel: (212) 221-1140
Fax: (212) 221-1944

Starr Securities, Inc.
60 Broad Street
New York, N.Y. 10004

Gentlemen:

We have examined the accompanying Financial Statements (Focus Report) (Form X-17A-5) of Starr Securities, Inc. as of December 31, 2001.

In connection therewith, we have reviewed the system of internal control, including the procedure for safe-guarding securities. Our examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances, and we have observed the audit requirements prescribed by the Securities and Exchange Commission with respect to such examination.

In our opinion, the accompanying Financial Statements (Focus Report) present fairly the financial position of Starr Securities, Inc. as of December 31, 2001 in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year, and in the form required by the Securities and Exchange Commission.

Bernath & Rosenberg P.C.

BERNATH & ROSENBERG, P.C.
Certified Public Accountants

New York, N.Y.
February 25, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [✓] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

STARR SECURITIES, INC. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

60 BROAD STREET - 38th FLOOR [20]
(No. and Street)

NEW YORK [21] NY [22] 10004 [23]
(City) (State) (Zip Code)

SEC. FILE NO.
8-28991 [14]

FIRM ID NO.
13-3145333 [15]

FOR PERIOD BEGINNING (MM/DD/YY)
01/01/01 [24]

AND ENDING (MM/DD/YY)
12/31/01 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

MARTY VEGH [30] (212)422-7161 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [✓] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 02 day of 26 19 2002

Manual Signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

NYSE

EPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

ME (If individual, state last, first, middle name)

BERNATH & ROSENBERG PC. 70

DDRESS

1140 AVE OF THE AMERICAS | NY | 72 | NY | 73 | 10036
Number and Street | City | | State | | Zip Code

HECK ONE

☒ Certified Public Accountant 75

☐ Public Accountant 76

☐ Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
50	51	52	53

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
STARR SECURITIES, INC. | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/01 [99]
SEC FILE NO. 8-28991 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 478968	200			$ 478968	750
2. Receivables from brokers or dealers:						
A. Clearance account	131,283	295				
B. Other		300	$	550	131283	810
3. Receivables from non-customers		355		600		830
4. *Securities and spot commodities owned, at market value:*						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	4698685	424				
E. Spot commodities		430			4698685	850
5. *Securities and/or other investments not readily marketable:*						
A. At cost $ ______ [130]						
B. At estimated fair value		440	27792	610	27792	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ______ [150]						
B. Other securities $ ______ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ______ [170]						
B. Other securities $ ______ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ______ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. *Property, furniture, equipment,* leasehold improvements and rights under lease agreemennts, at cost-net of accumulated depreciation and amortization.		490	584281	680	584281	920
11. Other assets		535	98195	735	98195	930
12. Total Assets	$ 5308936	540	$ 710268	740	$ 6019204	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
STARR SECURITIES, INC.

as of 12/31/01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$ 148955	1045	$	1255	$ 148955	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value:				232500	1360	232500	1620
17. Accounts payable, accrued liabilities, expenses and other		1874762	1205		1385	1874762	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:				400 000	1400	400000	1710
1. from outsiders	$ [970]						
2. Includes equity subordination (15c3-1(d)) of	$ [980]						
B. Securities borrowings, at market value from outsiders	$ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders	$ [1000]						
2. includes equity subordination (15c3-1(d)) of	$ [1010]						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 2023717	1230	$ 632500	1450	$ 2656217	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			133 333	1792
C. Additional paid-in capital				1793
D. Retained earnings			3229654	1794
E. Total			3362987	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 3362987	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 6019204	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
STARR SECURITIES, INC. as of 12/31/01

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 3362987	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			3362987	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			400000	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 3762987	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 710268	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(710268)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 3052719	3640
9. Haircuts on securities (computed, where appliicable, *pursuant to 15c3-1(f)*):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options	262064	3730		
4. Other securities		3734		
D. Undue concentration	149209	3650		
E. Other (List)		3736	(411273)	3740
10. Net Capital			$ 2641446	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
STARR SECURITIES, INC.	as of	12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	134780	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250000	3758
13. Net capital requirement (greater of line 11 or 12)	$	250000	3760
14. Excess net capital (line 10 less 13)	$	2391446	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	2439074	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	2023717	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	2023717	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	76	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

STARR SECURITIES, INC.

For the period (MMDDYY) from 01/01/01 [3932] to 12/31/01 [3933]

Number of months included in this statement 12 [3931]

REVENUE — STATEMENT OF INCOME (LOSS)

Item			Amount	Code
1. Commissions:				
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$ 4814531	3935
b. Commissions on listed option transactions			161160	3938
c. All other securities commissions				3939
d. Total securities commissions			4975691	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange				3945
b. From all other trading			5397348	3949
c. Total gain (loss)			5397348	3950
3. Gains or losses on firm securities investment accounts				3952
4. Profits (losses) from underwriting and selling groups				3955
5. Revenue from sale of investment company shares				3970
6. Commodities revenue				3990
7. Fees for account supervision, investment advisory and administrative services				3975
8. Other revenue			220949	3995
9. Total revenue			$ 10593988	4030
EXPENSES				
10. Salaries and other employment costs for general partners and voting stockholder officers			2605791	4120
11. Other employee compensation and benefits			3106211	4115
12. Commissions paid to other brokers-dealers			1779812	4140
13. Interest expense			34266	4075
a. Includes interest on accounts subject to subordination agreements	23333	4070		
14. Regulatory fees and expenses			273587	4195
15. Other expenses			1941299	4100
16. Total expenses			$ 9740966	4200
NET INCOME				
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ 853022	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 853022	4230
MONTHLY INCOME				
23. Income (current month only) before provision for Federal Income taxes and extraordinary items			(2218102)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
STARR SECURITIES, INC.

For the period (MMDDYY) from 01/01/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 3026632	4240
A. Net income (loss)			853022	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)	650000	4270
2. Balance, end of period (from item 1800)			$ 3229654	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 400,000	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$ 400000	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
STARR SECURITIES, INC. as of 12/31/01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) - $2,500 capital category as per Rule 15c3-1 . . . . ______ 4550

B. (k) (2) (A) - "Special Account for the Exclusive Benefit of customers" maintained . . . . ______ 4560

C. (k) (2) (B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm VAN DER MOOLEN SPECIALISTS, US 4335 X 4570

D. (k) (3)-Exempted by order of the Commission . . . . ______ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)		Name of Lender or Contributor		Insider or Outsider ? (In or Out)		Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)		(MMDDYY) Withdrawal or Maturity Date		Expect to Renew (Yes or No)	
2	4600	MARTIN VEGH	4601	1	4602	150000	4603	3/15/02	4604	N	4605
2	4610	ROBERT FAGERSON	4611	1	4612	100 00	4613	3/15/02	4614	N	4615
2	4620	GERALD NEUMAN	4621	1	4622	150 000	4623	3/15/02	4624	N	4625
	4630		4631		4632		4633		4634		4635
	4640		4641		4642		4643		4644		4645
	4650		4651		4652		4653		4654		4655
	4660		4661		4662		4663		4664		4665
	4670		4671		4672		4673		4674		4675
	4680		4681		4682		4683		4684		4685
	4690		4691		4692		4693		4694		4695

TOTAL $ 400,000 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1140 Avenue of the Americas
New York, NY 10036-5803
Tel: (212) 221-1140
Fax: (212) 221-1944

Board of Directors
STARR SECURITIES, INC.
New York, N.Y.

We have examined the accompanying financial statements of STARR SECURITIES, INC. for the year ended December 31, 2001, and have issued our report thereon dated February 25, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company under Rule 17a-5(g)(1) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governor of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

.../..

Board of Directors
STARR SECURITIES, INC.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may, nevertheless, occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of STARR SECURITIES, INC. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the New York Stock Exchange and should not be used for any other purpose.

Bernath & Rosenberg P.C.

BERNATH & ROSENBERG, P.C.
Certified Public Accountants

New York, N.Y.
February 25, 2002

STARR SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1140 Avenue of the Americas
New York, NY 10036-5803
Tel: (212) 221-1140
Fax: (212) 221-1944

AUDITORS' REPORT

To the Stockholders and Board of Directors
STARR SECURITIES, INC.
New York, N.Y.

We have audited the accompanying statements of financial condition of **STARR SECURITIES, INC.** as of December 31, 2001 and 2000, and the related statements of operations, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **STARR SECURITIES, INC.** as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Bernath & Rosenberg P.C.

BERNATH & ROSENBERG P.C.
Certified Public Accountants

New York, N.Y.
February 25, 2002

STARR SECURITIES, INC.
Statements of Financial Condition
December 31, 2001 and 2000

	2001	2000
ASSETS		
Current Assets		
Cash	$ 478,968	$ 1,169,350
Cash Equivalents (Note 1)	3,008,185	2,488,945
Due from Broker (Note 2)	131,283	3,134,095
Prepaid Expenses and Other Receivables	92,779	27,289
Securities (Note 3)	1,690,500	0
	5,401,715	6,819,679
Fixes Assets: (Note 5)		
Condominium Apartment	640,000	640,000
Furniture, Fixtures and Equipment	301,510	338,151
	941,510	978,151
Less: Accumulated Depreciation	(357,229)	(349,709)
	584,281	628,442
Other Assets		
Security Deposit	5,416	5,416
Investments (Note 7)	27,792	27,792
	33,208	33,208
TOTAL ASSETS	$ 6,019,204	$ 7,481,329
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued Expenses and Payroll Taxes	$ 1,190,081	$ 3,276,807
Loan Payable - Bank (Note 6)	148,955	179,219
Accrued Salaries	627,031	213,679
Securities Sold - Not Yet Purchased (Note 4)	232,500	144,009
Loans & Exchanges	24,422	24,422
	2,222,989	3,838,136
Other Liabilities		
Subordinated Loan Payable (Note 8)	400,000	400,000
Accrued Interest	0	50,000
Deferred Taxes Payable	33,228	33,228
	433,228	483,228
	2,656,217	4,321,364
Stockholders' Equity		
Capital Stock	133,333	133,333
Retained Earnings	3,229,654	3,026,632
Total Stockholder's Equity	3,362,987	3,159,965
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,019,204	$ 7,481,329

See Accountants' Report and Notes to Financial Statements

STARR SECURITIES, INC.
Statements of Income and Retained Earnings
For the Years Ended December 31,1999 and 1998

	2001	2000
INCOME		
Commission Revenue	$ 4,975,691	$ 7,019,375
Profit on Securities Trading (Note 9)	5,397,348	4,027,138
Interest and Dividend Income	170,246	434,890
Other Income	50,703	242,998
Reserve for Loss		
Total Income	10,593,988	11,724,401
OPERATING EXPENSES		
Commissions	1,779,812	1,527,119
Salaries - Officers	2,605,791	2,578,052
Salaries - Other	3,106,211	3,114,870
Clearance Charges	544,857	741,504
Underwriting and Research Expenses	0	83,500
Severance Expense	0	170,000
Pension Expense	41,825	0
Professional Fees	87,529	167,592
Rent	121,962	148,835
Registration & Filing Fees	273,587	281,886
Telephone	56,059	84,084
Outside Services	0	(37,500)
Interest and Bank Charges	34,266	62,023
Travel Expenses	20,443	38,591
Office Expense	40,254	16,813
Insurance	152,974	201,247
Auto Expenses	76,290	34,062
Depreciation and Amortization	25,530	30,588
Miscellaneous Taxes	154,953	137,283
Advertising and Promotion	307,900	1,513,800
Reimbursed Business Expenses	7,006	207,244
Branch Office Expense	197,192	119,535
Miscellaneous Expense	(2)	14,598
Bond Expenses	0	5,411
Total Operating Expenses	9,634,439	11,241,137
Operating Income	959,549	483,264
Provision for Income Taxes (Note 10)	106,527	116,711
Net Income	853,022	366,553
Retained Earnings - Beginning of Year	3,026,632	3,037,512
Less:Shareholder Distributions (Note 14)	(650,000)	(377,433)
Retained Earnings - End of Year	$ 3,229,654	$ 3,026,632

See Accountants' Report and Notes to Financial Statements

STARR SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 853,022
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	25,530
(Gain) loss on disposal of property	18,631
Securities	(1,690,500)
Due from Broker	3,002,812
Prepaid Expenses	(13,137)
Accrued Expenses & Payroll Taxes	(2,139,079)
Accrued Salaries	413,352
Accrued Interest	(50,000)
Securities Sold-Not Yet Purchased	88,491
Total adjustments	(343,900)
Net cash provided (used) by operating	509,122
Cash flows from financing activities:	
Principal payments on long-term debt	(30,264)
Distributions to Shareholders	(650,000)
Net cash provided (used) by financing	(680,264)
Net increase (decrease) in cash and equi	(171,142)
Cash and equivalents, beginning	3,658,295
Cash and equivalents, ending	$ 3,487,153

Supplemental disclosures of cash flow information:

Cash paid during the period for:

Interest expense	84,266
Income taxes	38,216

See accountant's report and notes to financial statements

STARR SECURITIES, INC.
Notes to Financial Statements
December 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For financial statement purposes and income tax purposes, Starr Securities, Inc. (the "Company") records revenues and expenditures on the accrual basis of accounting.

Fixed Assets:
Fixed assets are depreciated using the accelerated and modified accelerated cost recovery methods for book and tax purposes. Generally, when fixed assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts. The resulting gain or loss is included in net income for the period.

Cash and Cash Equivalents:
The Company considers all short term investments with an original maturity of three months or less to be cash equivalents.

NOTE 2- DUE FROM BROKER

(a) The Company's securities transactions are cleared through Van Der Moolen Specialists USA, LLC., and all the Company's trading accounts and customer's accounts are carried by Van Der Moolen Specialists USA, LLC. which remits to the Company all profit on the Company's trading accounts and all commissions due net of clearance charges, trading errors and miscellaneous related charges, in the middle of the following month.

(b) The Company is also charged by Van Der Moolen Specialists USA, LLC. the following expenses:

Rent: The Company subleases from Van Der Moolen Specialists USA, LLC., and is charged rent of $13,527 per month based upon square footage and an estimate for electricity. The period of the current lease is for ten (10) years.

Registration Fees and Dues: Registration fees and dues are paid to various stock exchanges and related organizations including - AMEX, NASDQ, NYSE, and Dow Jones Industrial.

Equipment Rental - Quotrons: Fagenson & Co., Inc. is billed by Quotron Systems for the number of keyboards, the special features on the keyboards and for the system as a whole. The Company currently pays approximately three-fourths of the bill, based upon the number of keyboards it is using.

(c) The Due from Broker account is secured in part at December 31, 2001 by the amount of Securities Sold - Not Yet Purchased, which have a market value of $232,500.

STARR SECURITIES, INC.
Notes to Financial Statements
December 31, 2001
(continued)

NOTE 3 - SECURITIES

Securities consisting of marketable equity securities at quoted market values.

NOTE 4 - SECURITIES SOLD - NOT YET PURCHASED

Securities Sold-Not Yet Purchased consist of marketable equity securities at quoted market values.

NOTE 5 - FIXED ASSETS

Fixed assets consist of the following:

	Cost	Accumulated Depreciation	Net Book Value
Furniture & Fixtures	$101,302	$101,302	$ -0-
Equipment	129,429	126,586	2,843
Leasehold Improvements	29,033	29,033	-0-
Transportation Equipment	41,746	12,285	29,461
Condominium Apartment	640,000	88,023	551,977
Total	$941,510	$357,229	$584,229

NOTE 6 - LOAN PAYABLE BANK

	2001	2000
Loan payable to Dime Savings Bank payable in monthly installments of $3,522.04 including interest at 7-1/4% secured by real estate due January 31,2006.	$148,955	$179,219

NOTE 7 - INVESTMENTS

Investments consist of equity interests in Port Tarpon Marina Associates valued at $ 27,792.

NOTE 8 - LOANS PAYABLE-SUBORDINATED

The Company is indebted to the following individuals. This debt is subordinated to claims of general creditors.

Gerald Neuman	$150,000
Martin Vegh	150,000
Robert Fagenson	100,000
	$400,000

See Accountants' Report

STARR SECURITIES, INC.
Notes to Financial Statements
December 31, 2001
(continued)

NOTE 9 - PROFIT ON TRADING

This amount includes unrealized losses on securities, as follows:

	December 31, 2001	December 31, 2000
Securities	$(397,680)	$ -0-
Securities Sold Not Yet Purchased (Short Sales)	(13,500)	(42,084)
	$(411,180)	$ (42,084)

NOTE 10 - INCOME TAXES

The Company has elected, by unanimous consent of its shareholders to be taxed under the provisions of sub-Chapter S of the Internal Revenue Code as of January 1, 1989. Accordingly, no provisions or liability for Federal or New York State income taxes is reflected in the accompanying statements. Instead, the shareholders are liable for individual income taxes on their respective share of the Company's taxable income.

Provision for income taxes consists of the following:

	December 31, 2001	December 31, 2000
New York State Corporation Tax	$ 9,050	$ 9,277
New York City Corporation Tax	97,477	107,434
Total	$106,527	$116,711

NOTE 11 - INTERNAL CONTROL

No material inadequacies were found to exist.

NOTE 12 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The following data has been excerpted from the Company's Focus Report for the year ended:

	December 31, 2001	December 31, 2000
Net Capital	$2,641,446	$2,791,390
Required Net Capital	250,000	250,000
Excess Net Capital	2,391,446	2,159,620
Net Capital Ratio	.76 to 1	.77 to 1

STARR SECURITIES, INC.
Notes to Financial Statements
December 31, 2001
(continued)

NOTE 13 - RETIREMENT PLANS

Defined Benefit Pension Plan

The Company has a defined benefit pension plan which has been fully funded. The Company contributed $41,825 in 2001.

Accumulated plan benefits and net assets available for plan benefits for the plan year ended November 27, 1996, the most recent benefit information date, were, as follows:

Actuarial present value of accumulated plan benefits:

Vested	$ 956,545
Net assets available for plan benefit	$1,025,574

The weighted average assumed rate of return used in determining the actuarial present value of accumulated plan benefits was 8%

Defined Contribution Pension Plan

The Company adopted a defined contribution plan, effective January 1,1989 for the exclusive benefit of eligible employees and their beneficiaries. An employee is eligible for participation when the employee has completed one year (equivalent to a 12-month period with 1,000 hours or more) of service and is at least twenty-one (21) years old.

NOTE 14 - DISTRIBUTIONS TO SHAREHOLDERS

In accordance with the loan agreements and shareholders' employment agreement, the shareholders are entitled to receive corporation distributions or shareholder/officer bonuses equal to the additional individual income taxes incurred for their proportionate share of the Company's taxable income.

During the twelve (12) months ended December 31, 2001, the Company distributed to the shareholders from retained earnings, $650,000 for 2000 income taxes.

NOTE 15 - COMMITMENTS AND CONTINGENCIES

The company leases a Florida office under a three (3) year lease which expires April 30, 2002 at an annual rental of $55,968.

SUPPLEMENTARY INFORMATION

STARR SECURITIES, INC.
RECONCILIATION BETWEEN UNAUDITED AND AUDITED FOCUS REPORTS
DECEMBER 31, 2001

Account	Per Unaudited	Per Audited	Difference	Explanation
Cash	$478,971	478,968	(3)	Rounding
Due from Broker	321,782	131,283	(190,499)	Unrealized Loss
Other Securities	5,096,365	4,698,685	(397,680)	Unrealized Loss
Investments	27,792	27,792	-0-	
Fixed Assets	628,442	584,281	(44,161)	Reclassification and Depreciation
Other Assets	118,181	98,195	(19,986)	Reclassification of Prepaid Expenses
	6,671,533	6,019,204	(652,329)	
Bank Loans Payable	148,955	148,955	-0-	
Accrued Expenses	2,776,238	1,874,762	(901,476)	Reversal of Accruals
Securities Sold Not Yet Purchased	219,000	232,500	(13,500)	Unrealized Loss
	3,144,193	2,256,217	(887,976)	
Common Stock	133,333	133,333	-0-	
Retained Earnings	3,394,007	3,229,654	(164,353)	
Ownership Equity	3,527,340	3,362,987	(164,353)	
Non-Allowable Assets	774,415	710,268	(64,147)	
Haircuts	313,227	262,064	(51,163)	
Undue Concentration	60,164	149,209	89,045	
Net Capital	$2,379,534	$2,641,446	$261,912	